UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______________ to ______________

Commission File Number ______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALLEGIANT BANCORP, INC. 401(K) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALLEGIANT BANCORP, INC.[1]

[1] Allegiant Bancorp, Inc. was merged into National City Corporation effective April 9, 2004. National City Corporation's principal executive office is located at 1900 East Ninth Street, Cleveland, Ohio 44114. National City Corporation assumed the Allegiant Bancorp, Inc. 401(k) Profit Sharing Plan, and all of the shares of Allegiant Bancorp, Inc. common stock in the Plan were converted to shares of National City Corporation common stock effective with the merger. This Form 11-K filing is for informational purposes.

REQUIRED INFORMATION

Audited financial statements and supplemental schedule for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.

Financial Statements and Exhibits

A. The following financial statements and supplemental schedule are filed as part of this annual report and appear immediately after the signature page hereof:

1. Statements of Net Assets Available for Benefits - December 31, 2003 and 2002

2. Statements of Changes in Net Assets Available for Benefits - Year Ended December 31, 2003 and 2002

3. Notes to Financial Statements for the Year Ended December 31, 2003

4. Schedule of Assets (Held at End of Year)

B. No exhibits are filed as part of this annual report, as there is no effective Registration Statement on Form S-8 underlying the common stock that is the subject of the financial statements set forth in A. above (see note [(1)] on page 1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, National City Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ALLEGIANT BANCORP, INC. 401(K) PROFIT SHARING PLAN

Date: June 25, 2004

By: [signature]
Shelley J. Seifert, Executive Vice President of National City Corporation, administrator of the Allegiant Bancorp, Inc. 401(K) Profit Sharing Plan

Financial Statements and Supplemental Schedule

Allegiant Bancorp, Inc. 401(k) Profit Sharing Plan
Years Ended December 31, 2003 and 2002

0404-0530374

Allegiant Bancorp, Inc.
401(k) Profit Sharing Plan

Financial Statements
and Supplemental Schedule

Years Ended December 31, 2003 and 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
The Plaza in Clayton
Suite 1300
190 Carondelet Plaza
St. Louis, Missouri 63105-3434

Phone: (314) 290-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Trustees
Allegiant Bancorp, Inc.
401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Allegiant Bancorp, Inc. 401(k) Profit Sharing Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

May 14, 2004
St. Louis, Missouri

Allegiant Bancorp, Inc.
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31	
	2003	**2002**
Assets		
Investments at fair value	**$17,954,081**	$12,424,799
Employer contributions receivable	**–**	97,532
Employee contributions receivable	**–**	38,284
Net assets available for benefits	**$17,954,081**	$12,560,615

See accompanying notes.

Allegiant Bancorp, Inc.
401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2003	**2002**
Additions:		
Dividends and interest	**$ 198,588**	$ 141,736
Net appreciation in fair value of investments	**4,711,138**	1,457,406
Contributions:		
Employer	**637,515**	352,895
Employee	**1,123,541**	935,255
Rollovers from other plans	**156,259**	1,550,271
Asset transfer from Southside Bancshares Corp. 401(k) Plan	**–**	5,499,892
Total additions	**6,827,041**	9,937,455
Deductions:		
Distributions to participants	**(1,413,525)**	(2,485,715)
Administrative expenses	**(20,050)**	(19,204)
Total deductions	**(1,433,575)**	(2,504,919)
Net increase in net assets	**5,393,466**	7,432,536
Net assets available for benefits:		
Beginning of year	**12,560,615**	5,128,079
End of year	**$17,954,081**	$12,560,615

See accompanying notes.

1. Description of the Plan

The following description of Allegiant Bancorp, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan was established by Allegiant Bancorp, Inc. (the Company) as of January 1, 1993 and has been amended subsequently, most recently in September 2003.

The Plan is a defined contribution plan covering all employees of the Company who have reached age 21 and have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employees may elect to contribute up to 15% of their eligible compensation, as defined. In 2002, the Company matched 50% of employees' contributions up to a maximum of 6% of pretax compensation. In 2003, the Company increased the match to 75% of employees' contributions up to a maximum of 6% of pretax compensation. All Company contributions are discretionary. All employer contributions are initially invested in Company common stock, but may be immediately redirected by participants. All contributions are subject to applicable limitations.

Participant Accounts

Individual accounts are maintained for each participant in the Plan. In addition to participants' contributions, each participant's account is credited with the Company's matching contribution and plan earnings. Investment earnings are allocated daily to each participant by investment fund based on that participant's share of total investments.

Vesting

Participants are entitled to the benefit that can be provided from the vested portion of the participants' accounts. Participants are immediately vested in their contributions and the related earnings thereon. Vesting in the Company's matching contribution portion of their accounts is based on years of service, as defined, with participants being 20% vested for

1. Description of the Plan (continued)

each year of service (100% vested after five years of service). Forfeitures of non-vested Company matching contributions are available to pay administrative expenses of the Plan or used to reduce future Company contributions. For the year ended December 31, 2003, forfeited balances applied to administrative expenses or used to reduce Company contributions were approximately $19,606. As of December 31, 2003, approximately $1,692 of non-vested forfeitures was available for future use.

Participant Withdrawals and Distributions

Participants, while employed by the Company, may elect to withdraw all or a portion of their vested account balance upon attainment of age 65 or sooner or if they experience a financial hardship, as defined in the Plan, subject to Internal Revenue Code (Code) limitations and possible penalties.

Upon termination of service, a participant or the participant's beneficiary may elect to receive his or her vested account balance in the form of a lump-sum distribution or may elect to transfer the account balance to an individual retirement account or another employer's qualified plan if the subsequent employer permits such transfer.

Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one year to five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Interest rates ranged from 5.00% to 10.50% in 2003 and 5.75% to 10.50% in 2002.

Plan Administration

The cost of administering the Plan may be paid by the Company. If the Company does not pay the cost of administering the Plan, it shall be paid from assets of the Plan, including the use of forfeitures on non-vested amounts. The Company has historically paid all of the costs associated with administering the Plan.

1. Description of the Plan (continued)

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options offered by the Plan, which include trusteed mutual funds and Company stock. All investments are participant-directed.

Participants may change their investment options as often as they choose by directly contacting the plan trustee.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

2. Summary of Significant Accounting Policies (continued)

Shares of Company common stock are valued at the closing bid price on the last business day of the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. Investments

The fair values of investments representing more than 5% of assets held by the Plan at December 31, 2003 and 2002, are as follows:

Description	2003	2002
Dryden Government Securities Trust Money Market Series D	**$ 1,669,591**	$1,908,188
Dryden Stock Index Fund	**1,649,794**	1,209,306
Oppenheimer Quest Opportunity Value Fund	**1,003,737**	670,549
Allegiant Bancorp, Inc. common stock	**10,762,691**	6,823,729

During the year, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31	
	2003	2002
Mutual funds	**$ 899,672**	$ (780,778)
Common stock	**3,811,466**	2,238,184
	$4,711,138	$1,457,406

During the years ended December 31, 2003 and 2002, dividends earned on Company stock included in plan assets amounted to $128,158 and $71,327, respectively.

4. Income Tax Status

The Plan has received an opinion letter from the Internal Revenue Service dated June 20, 2002, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Code and that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operating in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

5. Merger With Southside Bancshares Corp.

Effective September 29, 2001, the Company merged with Southside Bancshares Corp. (Southside). Employees who participated in the Southside 401(k) plan were required to transfer their Southside retirement funds to the Plan. In March 2002, the Plan received an approximate $5.5 million transfer from the Southside plan's trustee for Company employees. The individual participant account balances were allocated such that the investment goals of funds provided by the Plan's trustee were matched to the extent possible to the funds provided by the Southside plan's trustee.

During 2002, certain former participants in the former Southside Bancshares Corp. Employee Stock Ownership Plan transferred their account balances into the Plan. Such rollover contributions were approximately $1.4 million and are included in the $1.55 million in rollovers in the financial statements.

6. Merger With National City Corporation

Effective April 9, 2004, the Company merged with National City Corporation (NCC). Under terms of the merger agreement, employees participating in the Plan will continue to participant in the Plan throughout 2004. During the 2005 plan year, NCC intends to merge the Plan into the National City Savings and Investment Plan. Pursuant to the merger agreement, all Company common stock held by the Plan was exchanged for NCC common stock at an exchange rate of 0.833 share. The exchange resulted in acquisition of 307,696 shares of NCC stock and disposition of 369,383 shares of Company stock.

7. Transfer of Participant Assets – Bank of Ste. Genevieve

On March 31, 2003, the Company sold its Bank of Ste. Genevieve subsidiary to First Banks, Inc. Under terms of the sale agreement, participants' assets remained in the Plan throughout 2003. On February 18, 2004, participants' assets totaling $1,639,135 were transferred to the First Banks, Inc. 401(k) plan.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Allegiant Bancorp, Inc.
401(k) Profit Sharing Plan

EIN 43-0437475 Plan 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issuer	Description of Investment	Current Value
Dryden Government Securities Trust – Money Market Series A*	19,622 shares of mutual funds	$ 19,622
Dryden Government Income Fund A*	67,890 shares of mutual funds	625,275
Dryden Government Securities Trust Money Market Series D*	1,669,591 shares of mutual funds	1,669,591
Dryden Stock Index Fund*	66,550 shares of mutual funds	1,649,794
AIM International Equity Fund	18,461 shares of mutual funds	301,108
Jennison Growth Fund*	17,401 shares of mutual funds	227,258
Jennison U.S. Emerging Growth Fund*	25,885 shares of mutual funds	371,195
Oppenheimer Quest Opportunity Value Fund	31,733 shares of mutual funds	1,003,737
Davis NY Venture Fund	15,901 shares of mutual funds	437,598
Fidelity Adv. Growth and Income Fund	27,385 shares of mutual funds	435,436
Scudder Technology Fund	16,491 shares of mutual funds	182,557
Allegiant Bancorp, Inc. common stock*	383,696 shares of common stock	10,762,691
Participant loans (various individuals; term of 1 to 5 years; interest rates ranging from 5.00% to 10.50%)		268,219
		$17,954,081

*Party-in-interest to the Plan.